82- SUBMISSIONS FACING S

02042667

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME The Cartibre Group Ltd.

*CURRENT ADDRESS Suite 1501, 8 King St. East
Toronto, Ontario
Canada M5C 1B5

**FORMER NAME

PROCESSED
JUL 23 2002
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 2222 FISCAL YEAR 12/31/99

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	2
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: EBS
DATE : 7/16/02

THE CANFIBRE GROUP LTD.

1999 ANNUAL REPORT

MDF



CanFibre engages in the worldwide development of manufacturing plants to produce high quality wood panel products such as medium density fibreboard (MDF) from 100% recycled dry waste. CanFibre ALLGREEN® MDF is North America's first completely "green" panelboard. It is produced from materials normally dumped into landfills without the use of conventional urea formaldehyde resins.

1 Chairman's Comments
2 President's Letter to Shareholders
4 Management's Discussion and Analysis of Financial Condition
6 Auditor's Report to Shareholders
7 Financial Statements
10 Consolidated Notes to Financial Statements
24 Corporate Information

CHAIRMAN'S COMMENTS

Dear Shareholder,

The CanFibre Group Ltd.'s past year was full of high expectations but disappointing results. The failure of our Riverside Contractor to meet construction and operational deadlines caused financial losses rather than profits. However, our greatest asset, our people, have worked hard to successfully convert the construction problems at Riverside into an operational facility. Our team did this within 90 days of taking control of the plant demonstrating that we have some of the best people in the industry. This team is now poised to make 2000 a year where CanFibre's medium density fiberboard (MDF) will be recognized as one of the premier products in the industry. We are now distributing our AllGreen™ MDF product throughout the Western United States and in more than 200 Home Depot stores. We have great confidence in our people, our MDF plants and our ability to become a profitable entity in the near future.





Michael A. McCabe
Chairman,
The CanFibre Group Ltd.
President,
Kafus Industries Ltd.

PRESIDENT'S LETTER TO SHAREHOLDERS

CanFibre has had a difficult year but the future is looking brighter.

Given the obstacles we faced, many of which were outside of our control, we believe that we did a very good job. We have a very strong engineering team that proved itself in completing what our EPC Contractor could not in Riverside. We have a strong operations team that demonstrated an ability to improve quality and increase production within weeks of taking control of the Riverside facility from the EPC Contractor. We have a powerful marketing team that has made CanFibre a leading supplier to Home Depot and which is achieving resounding success in developing the specialty markets that the CanFibre plants are designed for. As well, we have managed financially to keep the Company focused on operations through responsible cash management.

However, all of this was not enough to overcome the fact that the Riverside plant was not brought to full operation by our Contractor. As a result, CanFibre was unable to generate any substantial revenues until we took over care, custody and control of the facility when we terminated the Contractor in late January 2000. Then, within three months, we took the Riverside facility from a plant that was operating at less than 50% capacity and yielding only 30% first quality MDF to a plant that completed its final performance tests (proving an ability to operate at full capacity) and yielding more than 90% first quality MDF.

CanFibre Riverside is now operating at close to full capacity. Our average selling price is rising steadily as more specialty MDF sales are introduced into the market. From there, we expect to quickly return to our original, exciting sales forecasts.

Our Lackawanna plant is due to produce its first MDF board in the third quarter of 2000, at which time Riverside is expected to be at or near full capacity. This is despite having made the decision to terminate Stone & Webster as our Contractor at Lackawanna for defaults related to their financial difficulties. Lackawanna should, if we have applied the lessons learned at Riverside, have a more successful start-up than Riverside. In sum, by the end of 2000, CanFibre should be back on track to becoming a significantly profitable company while at the same time offering our customers the best value in the industry.

Looking ahead, our primary focus will be on generating cashflow and growth potential. Because we are not a company with a long history of operations behind us, increasing cashflow is not just (or even necessarily) about cutting costs. First and foremost, the concentration will be on producing quality and quantity at Riverside. Our operating plan is to produce at 80% of capacity in May 2000 and to exceed 90% within 90 days after that. In the MDF industry, it generally takes another full year to achieve the last 10% of design capacity, but our plan is to achieve this by the end of 2000. We are also looking at ways to minimize costs. Whether it is installing equipment to lower peak demand for electricity or signing long-term contracts for resin, every component of production is being analyzed not only in terms of cost but also as to how we can lower its usage. We have long claimed that we would be the lowest cost producer of the highest quality MDF in North America - and we are rapidly moving towards that target.

In my discussions with many shareholders, it has been consistently pointed out that one of our highest costs is the cost of servicing our debt. While this is true, I have also become aware of the misunderstood assumptions that many investors make about the terms of our debt. CanFibre has succeeded in raising approximately US $205 million because it arranged terms for its debt that are distinctly different from most companies. These differences include:

- Project finance based senior debt that has recourse at the project level only;
- Up to 22 year repayment terms for the Riverside bond financing and up to 27 year repayment terms for the Lackawanna bond financing;
- 4 year principal repayment holidays for the bond financing for each facility;
- Fixed bond interest rates of 9.0% and 9.44% for Riverside and 8.875% and 9.05% for Lackawanna;
- Subordinated debt that also carries a fixed interest rate and has limited recourse to our parent company;
- Restricted reserves consisting of cash and letters of credit amounting to $23.5 million and $27.7 million for Riverside and Lackawanna, respectively, for debt servicing, operations and/or maintenance.

In short, we are protected against rising interest rates. We do have a large debt burden when calculated on a percentage basis, but when you consider that we were a new company with no operating history, we have received financing which contains more favorable terms than most start-up corporations enjoy.

It is also important to note that while the revenue and related operational expenses for Riverside and the majority of the interest expense regarding the financing of both facilities for the 1999 period were capitalized versus being recognized in earnings, a portion of the interest and amortization was required to be expensed even though there was no revenue to match against it. Furthermore, the reported loss includes several items which did not involve the use of cash. In fact, our Consolidated Statements of Cash Flows demonstrates an increase in cash and cash equivalents for the 1999 year.

Finally, while we have not closed financing on any new projects as a result of our delays in Riverside, we are poised for exciting growth in new projects. We currently have two additional MDF projects (Amsterdam and Chicago) ready to be financed once Riverside has proven itself and as market conditions allow. In addition, CanFibre is in the process of sublicensing new technology from Forintek to produce a board made entirely from bark residues that does not require resins. CanFibre has improved this technology and is now seeking its own patent to produce a high quality substitute for oriented strand board made from bark without the use of resins. Our original corporate goal of producing a higher quality, commodity based product at lower cost using sustainable raw materials is well intact.

In conclusion, despite a tough year, the future looks bright for CanFibre. Led by a management group that never gives up, CanFibre is very much determined to become the world leader in producing higher quality panel products at lower costs than anyone else in the industry.



Christopher D. Carl
President and CEO,
The CanFibre Group Ltd.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

RESULTS OF OPERATIONS

The losses incurred by CanFibre during 1999 are attributable to the extended construction phase as well as the transition of CanFibre from development toward operations. These losses consist of project financing, interest expense and other business development and administration costs. The consolidated net loss for the year ended December 31, 1999 of $8.0MM was $0.21 per common share compared to a consolidated net loss of $4.3MM or $0.12 per common share for the three months ended December 31, 1998 (the fiscal year end was changed to December 31 from September 30 as of December 31, 1998). This loss per common share is indicative of the continued developmental activities, which will lead to revenues in the future. CanFibre continues to fund a focused development strategy that requires significant upfront expenditures.

Of the total consolidated net losses incurred in 1999, $4.1MM is attributable to items not involving the use of cash. These items primarily consist of depreciation and amortization, accrual of interest to related parties, amortization of prepaid interest and amortization of deferred financing costs.

Sales of MDF produced at the Riverside facility commenced during the year. However, the revenues and related operational expenses generated by the Riverside facility are not reflected in the 1999 earnings but are capitalized as the facility has not achieved commercial operations. The Riverside facility is expected to achieve commercial operations status in the second quarter of 2000.

Riverside's start-up delays have resulted in a major reduction in anticipated 1999 revenues. The delay at the Riverside facility is attributable to the failure to complete the construction of the facility by the prime contractor, Stone & Webster Engineering Corporation. The Company terminated Stone & Webster's contract and assumed control of the Riverside facility in January 2000. Since taking over control of the Riverside facility, the Company has made tremendous strides in completing the facility, with the completion of final performance tests in April, 2000. The Lackawanna facility remains on schedule for a third quarter 2000 start-up and achievement of commercial operations in the first quarter of 2001.

LIQUIDITY AND CAPITAL RESOURCES

In 1999, the Company's financial condition remained stable notwithstanding a longer than expected start-up period of operations at the Riverside facility and the continuation of construction at the Lackawanna facility.

The initial funding obtained at financial close for each of the Company's projects includes the funds needed to manage and administer the project, as well as expected start-up and interest expenses related to an anticipated ramp-up schedule. Therefore, the required capital to get the projects to a level of production that will produce positive cash flow is included in the initial financing and the Company is not expected to contribute material additional amounts with the exception of the Riverside facility, where approximately $4.0MM of additional capital is needed. Management is currently in the process of obtaining the required capital.

FINANCIAL CONDITION

The total assets of the Company at December 31, 1999 of $299.6MM reflect an increase of 7% from the balance at December 31, 1998 of $280.8MM. This reflects the trend of asset growth over the last two years as the construction of the two manufacturing facilities continues.

Restricted cash decreased by $60.1MM to $73.2MM at December 31, 1999 from $133.3MM at December 31, 1998 as a result of the use of these funds for the construction of the facilities which in turn has resulted in an increase in the capital assets balance. Restricted cash represents funds to be used for the construction and start-up phases and debt servicing for the two facilities. The amounts are held by trustees and were funded by the bond and subordinated debt proceeds received regarding each project.

Capital assets increased by $71.6MM to $150.8MM at December 31, 1999 from $79.2MM at December 31, 1998, due to the costs of the continuing construction of the two manufacturing facilities and the capitalization of certain interest on funds utilized for construction purposes. Liquidated delay damages of $3.5MM under the construction contract with Stone & Webster have been recorded as a reduction of capital assets in 1999.

The increases in the accounts receivable and inventory balances at December 31, 1999 of $0.4MM and $1.0MM, respectively, from December 31, 1998 are a result of the Riverside facility manufacturing and selling MDF during its start-up phase of operations.

Total current liabilities increased by $4.9MM to $6.0MM at December 31, 1999 from $1.1MM at December 31, 1998, primarily due to purchasing activities regarding the start-up phase of the Riverside facility.

Long-term debt increased by $12.1MM to $227.3MM at December 31, 1999 from $215.2MM at December 31, 1998, primarily due to draws under the subordinated note payable that was posted for the funding of the Riverside facility.

The deferred credit balance increased due to forward delivery agreements that were entered into by CanFibre Lackawanna during 1999, resulting in the receipt of $3.6MM cash consideration for the sale of the future interest potential on certain restricted funds held in trust.

Of great importance to the Company's management is that the share capital only increased by $0.3MM in the year ended December 31, 1999 due to the exercise of stock options. This reflects management's ability to obtain non-recourse project financing versus the issuance of common stock which would result in dilution to the existing shareholders of the Company.

Christopher D. Carl
President

Lynda J. Murdock
Senior Vice-President,
Taxation, Audit & Accounting

Richard C. Dowd
Chief Financial Officer

AUDITOR'S REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of The CanFibre Group Ltd. as at December 31, 1999 and 1998 and the consolidated statements of operations and deficit and cash flows for the year ended December 31, 1999, three months ended December 31, 1998 and the year ended September 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated *financial* statements present fairly, *in all material* respects, the *financial* position of the Company as at December 31, 1999 and 1998 and the results of its operations and its cash flows for the year ended December 31, 1999, three months ended December 31, 1998 and the year ended September 30, 1998 in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants

Vancouver, Canada
March 25, 2000

CONSOLIDATED BALANCE SHEETS

The CanFibre Group Ltd. (expressed in U.S. dollars)

	December 31, 1999	December 31, 1998
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,104,051	$ 257,075
Promissory notes receivable (note 3)	9,500,000	9,500,000
Amounts receivable	409,516	29,647
Inventory (note 4)	987,150	–
Advances, prepaids and other	155,884	39,757
Prepaid interest – current portion	962,402	962,403
	13,119,003	10,788,882
Prepaid interest (note 9(b)(ii))	–	962,402
Restricted cash (note 5)	73,221,482	133,334,637
Investment in Kafus Industries Ltd. (note 6)	257,818	277,828
Capital assets (note 7)	150,821,929	79,188,240
Intangible assets:		
Deferred financing costs, net of accumulated amortization of $1,387,829 (1998 – $448,534)	37,520,356	37,580,175
Acquired revenue contract, net of accumulated amortization of $3,333,333 (1998 – $1,666,667)	6,666,667	8,333,333
License and technology rights, net of accumulated amortization of $1,827,720 (1998 – $1,628,335)	2,804,088	3,001,436
Deferred project development costs	7,051,834	6,494,389
Deferred start-up costs	8,133,158	864,252
	62,176,103	56,273,585
	$299,596,335	**$280,825,574**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 5,113,058	$ 612,919
Loan payable (note 6)	192,124	167,532
Payable to related parties (note 8)	657,073	361,588
Current portion of long-term debt (note 9)	42,661	–
	6,004,916	1,142,039
Payables funded by restricted cash:		
Construction-in-progress	11,097,768	6,530,244
Interest payable	4,838,417	4,555,104
	15,936,185	11,085,348
Long-term debt (note 9)	227,269,652	215,171,709
Notes payable to Kafus Environmental Industries Ltd. (note 10)	19,815,082	18,256,803
Deferred credit, net of accumulated amortization of $464,069 (1998 – $nil) (note 11)	8,888,615	5,765,884
Non-controlling interests (note 12)	13,168,369	13,500,000
	291,082,819	264,921,783
Shareholders' equity:		
Share capital (note 13)	32,216,774	31,874,264
Deficit	(23,340,861)	(15,302,838)
Cumulative translation adjustment	(362,397)	(667,635)
	8,513,516	15,903,791
Operations (note 1) Contingencies (notes 9 and 14) Commitments (notes 9 and 15)		
	$299,596,335	**$280,825,574**

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

Director
Chris Carl

Director
George DeCristoforo

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

The CanFibre Group Ltd. (expressed in U.S. dollars)

	Year ended December 31, 1999	Three months ended December 31, 1998	Year ended September 30, 1998
Revenue:			
Interest and dividend income	$ 241,161	$ 186,463	$ 1,257,591
Expenses:			
Interest, including amortization of deferred financing costs of $244,281 (December 31, 1998 – $62,362; September 1998 – $294,715)	2,673,461	243,570	2,171,126
Depreciation and amortization	1,881,959	469,913	1,450,019
Salaries and benefits	1,580,425	146,642	234,528
Consulting, management and professional fees	1,976,757	378,274	870,778
Office and general	465,904	130,571	487,959
Fees related to debt refinancing (note 9(b)(i))	–	3,055,178	–
	8,578,506	4,424,148	5,214,410
Loss before undernoted	8,337,345	4,237,685	3,956,819
Other loss (income):			
Foreign exchange gain	(78,869)	–	–
Loss (gain) on sale of marketable securities	(88,822)	–	22,835
Other	–	–	(28,350)
	(167,691)	–	(5,515)
Loss before non-controlling interest	8,169,654	4,237,685	3,951,304
Dividends payable to non-controlling interest	200,000	50,000	200,000
Non-controlling interest share of loss	(331,631)	–	–
Net loss	8,038,023	4,287,685	4,151,304
Deficit, beginning of period	15,302,838	11,015,153	6,863,849
Deficit, end of period	**$ 23,340,861**	**$ 15,302,838**	**$ 11,015,153**
Loss per share	**$ 0.21**	**$ 0.12**	**$ 0.11**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

The CanFibre Group Ltd. (expressed in U.S. dollars)

	Year ended December 31, 1999	Three months ended December 31, 1998	Year ended September 30, 1998
Cash flows from operating activities:			
Net loss	$ (8,038,023)	$ (4,287,685)	$ (4,151,304)
Items not involving the use of cash:			
Accrued interest added to principal balance of due to related parties	1,558,279	–	–
Depreciation and amortization	1,881,959	469,913	1,450,019
Amortization of prepaid interest	962,403	–	–
Amortization of deferred financing costs included in interest expense	244,281	62,362	294,715
Amortization of deferred credit included in interest income	(122,028)	–	–
Non-controlling interest	(331,361)	–	–
Non-cash assets paid for services rendered	–	–	47,999
Loss (gain) on sale of marketable securities	(88,822)	–	22,835
	(3,933,312)	(3,755,410)	(2,335,736)
Changes in non-cash working capital items	3,300,306	673,403	1,481,825
Cash flows used in operating activities	(633,006)	(3,082,007)	(853,911)
Cash flows from investing activities:			
Additions to capital assets	(71,296,624)	(19,477,117)	(49,271,682)
Technology rights costs incurred	–	(311,859)	(98,518)
Deferred project development costs	(254,513)	(3,360,234)	19,601
Deferred start-up costs	(7,268,906)	(864,252)	–
Restricted cash	60,113,155	6,932,731	(48,014,351)
Changes in accounts payable and accrued liabilities related to construction-in-progress	4,567,524	(4,418,945)	10,590,756
Other	108,832	–	–
Cash flows used in investing activities	(14,030,532)	(21,499,676)	(86,774,194)
Cash flows from financing activities:			
Issuance of share capital	342,510	–	93,942
Prepaid interest	–	(1,924,805)	–
Long-term debt repaid	–	(87,000,000)	–
Long-term debt issued	12,140,604	106,671,709	87,765,000
Proceeds from forward delivery agreements	3,586,800	5,765,884	–
Deferred financing costs	(879,477)	(4,209,765)	(2,647,328)
Loan payable	24,592	1,913	165,619
Due to related parties	295,485	5,534,651	2,133,355
Cash flows provided by financing activities	15,510,514	24,839,587	87,510,588
Increase (decrease) in cash and cash equivalents	846,976	257,904	(117,517)
Cash and cash equivalents, beginning of period	257,075	(829)	116,688
Cash and cash equivalents, end of period	**$ 1,104,051**	**$ 257,075**	**$ (829)**
Supplemental disclosures of cash flow information:			
Interest paid	$ 16,016,544	$ –	$ 7,760,000
Income taxes paid	–	–	–
Non-cash transactions:			
Accrued interest added to principal balance of due to related parties	1,558,279	–	–
Amortization of deferred financing costs capitalized to construction in progress	695,017	85,287	146,758
Amortization of deferred credit capitalized to construction in progress	342,041	–	–
Promissory note receivable on issuance of non-controlling interest	–	9,500,000	–
Long-term debt issued as:			
Deferred financing costs	–	11,000,000	–
On contract acquisition	–	–	10,000,000
Acquisition of long-term debt by related party	–	10,765,000	–

See accompanying notes to consolidated financial statements.

CONSOLIDATED NOTES TO FINANCIAL STATEMENTS

1. OPERATIONS

The CanFibre Group Ltd. (together with its subsidiaries, the "Company") was incorporated on March 30, 1984 under the laws of The Province of Ontario. Its principal business is directed towards the development and commercialization of technology for the production of composite wood products using solid waste materials such as wood, waste paper and other recycled wood fibres in the United States. It operates as a single operating and geographic segment.

The Company, through two subsidiaries ("CanFibre Riverside" and "CanFibre Lackawanna"), is in receipt of two separate allocations of tax exempt bonds which are being used to finance the construction of its medium density fibreboard ("MDF") plants located in Riverside, California and Lackawanna, New York. In 1997, CanFibre Riverside acquired the land for the Riverside project and commenced development activities. Most of the construction of the project was completed in July 1999, but as at December 31, 1999, the Company maintains that certain of the facility's systems were not completed by Stone & Webster Engineering Corporation ("SWEC") pursuant to the construction agreement. Commercial operations are expected to commence in the second quarter of 2000. Until such time as the Riverside project commences commercial operations, the Company does not expect to generate any material revenues from its principal business operations.

In 1998, CanFibre Lackawanna acquired the land for the Lackawanna project and commenced preliminary construction activity on the Lackawanna MDF plant. Significant project construction occurred in 1999 and is expected to be completed in the third quarter of 2000 with commercial operations expected to commence in 2001.

These consolidated financial statements have been prepared on the basis of a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has suffered recurring losses and has not generated profitable operations since inception although revenue from the Riverside facility is expected to be recognized commencing in the second quarter of 2000. The continuance of the Company as a going concern is dependent on completion of the construction and installation of its medium density fibreboard manufacturing facilities and the attainment of profitable operations, which are consistent with management's plans and intentions, and the avoidance of any cash costs from early mandatory redemptions of debt. If the Company is unable to achieve these objectives, it may be obligated to liquidate certain assets in settlement of liabilities and the value received on settlement may be less than the assets' carrying value.

2. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada and include the following significant accounting policies:

(a) Principles of presentation

These consolidated financial statements include the accounts of the Company and its subsidiaries, the common shares of all of which are wholly-owned except for CanFibre Lackawanna, a limited liability company, which is 99% owned by a wholly-owned subsidiary of the Company. All material intercompany balances and transactions have been eliminated.

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Significant estimates to these financial statements primarily relate to the underlying value and recoverability of capital and intangible assets which are dependent upon the completion of projects in progress and the attainment of profitable operations.

(b) Foreign currency translation

These consolidated financial statements are presented in U.S. dollars. The majority of the Company's operations are located in the United States and are conducted in U.S. dollars. Certain operations within the consolidated entity use the Canadian dollar as their functional currency. The Canadian entities' financial statements have been translated into U.S. dollars using the exchange rate in effect at the balance sheet date for asset and liability amounts and at the average exchange rate for the period for amounts included in the determination of income. Any gains or losses from this translation are included in a separate cumulative translation adjustment account in shareholders' equity in the consolidated balance sheet.

Other foreign exchange gains and losses are included in income.

(c) Cash and cash equivalents

Cash and cash equivalents consists of cash, demand deposits with banks and highly liquid investments with maturity dates at purchase of three months or less.

(d) Inventory
Inventory consists of wood chips, raw wood, resin, wax, work-in-progress and finished goods. Raw materials are stated at lower of cost and market. Work-in-progress inventory is stated at the lower of cost and market adjusted on a monthly basis. Work-in-progress and finished goods include the cost of raw materials, direct labour, operating supplies and direct overhead. Cost is determined on a first-in, first-out basis.

(e) Capital assets
Capital assets are recorded at cost, including capitalized interest and other direct development costs. Capital assets represented by construction-in-progress will be depreciated upon commencement of commercial operations over the specific assets' estimated useful lives. Management defines the reaching of commercial operations as the quarter in which a facility has the capability to produce at 50% of capacity and the Company has break-even cash flows from operations, all subject to a reasonable time limit from substantial completion of construction. Other capital assets are depreciated over their estimated useful lives.

Interest income earned and interest costs incurred on tax-exempt bonds are capitalized to construction-in-progress in respect of the facility to which the bond financing relates. Interest income on taxable bonds is recognized as revenue when earned. Interest expense incurred on the taxable bonds is capitalized to the extent of the amount of funds utilized for construction-in-progress with the excess recognized as interest expense.

(f) Deferred financing costs
The costs of obtaining long-term debt are deferred and amortized on a yield basis over the term of the related debt.

(g) Acquired revenue contract
The cost of the acquired revenue contract is stated at cost and amortized on a straight-line basis over 10 years.

(h) License and technology rights
License and technology rights acquired to develop the Company's wood products technology are stated at cost. License rights incurred during the development stage are deferred and recorded at cost and will be amortized on a systematic basis when the technology reaches commercial feasibility, or will be written off if the related project is sold or abandoned. Technology rights are amortized on a straight-line basis over the term of the related rights agreements which expire in June 2011 and December 2012.

(i) Deferred project development costs
Costs incurred, net of recoveries, associated with the Company's development of markets for its products are capitalized. These costs will be charged to income over the estimated useful life of the products, not to exceed five years, commencing with commercial operations of the Company's facilities.

(j) Deferred start-up costs
Costs associated with the start-up of new MDF plants include product line testing and pre-operating period expenditures (net of incidental revenues) and are being deferred until the related plants commence commercial operations at which time they will be amortized over a period of five years.

(k) Net recoverable value of capital and intangible assets
On an ongoing basis, management reviews the valuation and amortization of the capital and intangible assets, taking into consideration any events and circumstances which might have impaired the fair value and estimated future cash flows from the related operation. Capital and intangible assets are written down to their net recoverable amount when declines in the estimated value of the underlying operation are considered to be other than temporary.

(l) Revenue recognition
Revenue will be recognized when products are shipped to the customer and no significant vendor obligation remains.

(m) Deferred income taxes
The Company follows the deferral method of income tax allocation. Deferred income taxes arise from timing differences in the recognition of income and expenses for accounting and tax purposes.

(n) Stock-based compensation
The Company has a stock-based compensation plan, which is described in note 13(c). No compensation expense is recognized for this plan when stock options are issued to employees as the exercise price of the option is equal to the market value of the common shares on the date of grant. Any consideration paid by the employees on exercise of stock options is credited to share capital.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

(o) Loss per share

Loss per share is calculated using the weighted average number of shares outstanding during the fiscal period. This average includes as outstanding common shares, shares issued in a reporting period from the date of issuance. Fully diluted per share amounts are not presented as the effect of outstanding convertible securities is anti-dilutive.

(p) Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

3. PROMISSORY NOTE RECEIVABLE

Under the Equity Subscription Agreement dated December 31, 1998, HSB Engineering Finance Corporation ("HSB Engineering") provided CanFibre Lackawanna with a non-interest bearing promissory note due on demand for the purchase of 100 preferred member units and one common member unit (collectively, the "Preferred Equity Interest") in CanFibre Lackawanna (note 12(b)). The promissory note is supported by an irrevocable, direct pay letter of credit which is held by the trustee for the Lackawanna project and can be drawn for the construction cost of the facility as required under the Trust Indenture Agreement governing the use of the Lackawanna restricted cash (note 5(b)).

4. INVENTORY

	1999	1998
Raw materials	$ 353,981	$ –
Work-in-progress	438,619	–
Finished goods	194,550	–
	$ 987,150	**$ –**

5. RESTRICTED CASH

	1999	1998
Riverside (a)	$ 27,975,114	$ 41,709,059
Lackawanna (b)	45,246,368	91,625,578
	$ 73,221,482	**$133,334,637**

Restricted cash is held pursuant to the terms of the Riverside and Lackawanna bond financings (note 9). As the funds held by the trustees are to be applied primarily to construction-in-progress or the settlement of non-current indebtedness, the restricted cash has been classified as a non-current asset.

(a) Riverside

Funds lent to CanFibre Riverside under the Riverside bonds issued by the California Pollution Control Financing Authority (the "Authority"), are held in trust by a trustee pursuant to an agreement between the Authority, CanFibre Riverside and the trustee. The release of funds from trust is subject to CanFibre Riverside providing specific appropriate evidence that the costs are related to the Riverside project. In addition, pursuant to the loan agreements, CanFibre Riverside is required to maintain additional restricted cash balances that are required to be held for construction funding or debt payment requirements. Earnings on the restricted amounts have been classified as restricted cash pursuant to the agreement.

(b) Lackawanna

Bond and loan proceeds received by CanFibre Lackawanna from the Erie County Industrial Development Agency (the "Agency") and Commerzbank Aktiengesellschaft ("Commerzbank") are held in trust by a trustee pursuant to agreements between the Agency, Commerzbank, CanFibre Lackawanna and the trustee.

On December 31, 1998, under an Installment Sale Agreement between CanFibre Lackawanna and the Agency, the Agency acquired title to the Lackawanna facility and entered into an agreement to sell the facility to CanFibre Lackawanna. CanFibre Lackawanna is obligated to make installment purchase payments to the Agency on terms similar to the $90,000,000 bond issuance (note 9(b)(i)) and the Agency has provided the bond proceeds to CanFibre Lackawanna to finance the construction of the Lackawanna facility. On the repayment of the Series 1998 Bonds, the Agency shall sell all rights, title and interest in the

Lackawanna facility for $1. The bond proceeds of $90,000,000 were used to retire the original $87,000,000 and to provide additional financing for construction costs. In addition, CanFibre Lackawanna received net proceeds of $14,475,195 from Commerzbank to be used for facility costs. The release of funds from trust is subject to CanFibre Lackawanna providing specific appropriate evidence that the costs are related to the Lackawanna project.

In addition, pursuant to the Installment Sale Agreement, CanFibre Lackawanna is required to maintain additional restricted cash balances for construction funding or debt payment requirements.

6. INVESTMENT IN KAFUS INDUSTRIES LTD. ("KAFUS")

At December 31, 1999, the Company holds 139,735 (December 31, 1998 – 150,735) freely-tradable common shares of its parent company, Kafus. These shares have been pledged as security for the loan payable. This investment is accounted for at cost. The market value of this investment at December 31, 1999 is $1,249,230 (December 31, 1998 – $612,360).

7. CAPITAL ASSETS

	1999	1998
Furniture and equipment	$ 157,684	$ 124,950
Less: accumulated depreciation	(89,974)	(69,578)
	67,710	55,372
Land	491,697	495,230
Construction-in-progress	150,262,522	78,637,638
	$150,821,929	**$ 79,188,240**

Construction-in-progress is comprised of:

	1999	1998
Land	$ 3,212,407	$ 3,212,407
Building	63,423,195	32,136,239
Equipment	83,626,920	43,288,992
	$150,262,522	**$ 78,637,638**

During the year ended December 31, 1999, the Company capitalized interest of $12,990,020 (three months ended December 31, 1998 – $2,029,754; year ended September 30, 1998 – $3,397,926) to construction-in-progress.

8. RELATED PARTY TRANSACTIONS

In addition to the related party transactions disclosed elsewhere in these consolidated financial statements, the Company has entered into the following material related party transactions:

(a) The Company was charged management and consulting fees aggregating $338,527 (three months ended December 1998 – $73,214; year ended September 1998 – $222,517) by certain officers, directors and private companies controlled by such individuals. In addition, during 1999 the Company paid $195,916 (three months ended December 31, 1998 – $nil; year ended September 30, 1998 – $nil) in management fees to Kafus.

(b) Payable to related parties is comprised of:

	1999	1998
Kafus, including its subsidiaries	$ 618,869	$ 286,447
Other	38,204	75,141
	$ 657,073	**$ 361,588**

Amounts payable to related parties are non-interest bearing, unsecured and have no specific terms of repayment.

9. LONG-TERM DEBT

	1999	1998
Riverside (a):		
Series 1997A bonds (i)	$ 60,000,000	$ 60,000,000
Series 1997B bonds (i)	25,000,000	25,000,000
Subordinated note payable (ii)	12,241,668	271,709
Income participation certificate (iii)	12,500,000	12,500,000
Other	170,645	–
	109,912,313	97,771,709
Lackawanna (b):		
Series 1998 bonds (i)	90,000,000	90,000,000
Subordinated promissory note payable (ii)	16,400,000	16,400,000
Income participation certificate Series 1998 (iv)	11,000,000	11,000,000
	117,400,000	117,400,000
	227,312,313	215,171,709
Less current portion of long-term debt	42,661	–
	$227,269,652	**$215,171,709**

(a) Riverside

(i) Bonds

During 1997, the Authority issued $60,000,000 in tax-exempt Series 1997A bonds and $25,000,000 taxable Series 1997B bonds (the "Bonds"). The Authority lent all of the proceeds of the Bond offerings to CanFibre Riverside under loan agreements which bear terms that are equivalent to those of the Bonds. Access to these funds is restricted (note 5(a)).

The Series 1997A bonds bear interest at 9% per annum, payable semi-annually in arrears, and mature on July 1, 2019. The Series 1997B bonds, issued to Enron North America Corp. (previously Enron Capital Trade & Resources Corp.) (together with affiliates "Enron"), a security holder in the Company and certain subsidiaries, bear interest at 9.44% per annum, payable semi-annually in arrears, and mature on July 1, 2014. Repayment of both series of Bonds are subject to early redemption at CanFibre Riverside's option commencing July 1, 2007 at redemption prices that are at a premium to the unpaid principal amount then outstanding.

The Series 1997A and 1997B bonds require increasing annual sinking fund installments commencing in 2002. Future annual sinking fund installments consist of the following for each of the years ended December 31:

2000	$ –
2001	–
2002	2,400,000
2003	2,600,000
2004	2,900,000
Thereafter	77,100,000
	$ 85,000,000

Upon the occurrence of certain events, funds raised through the Bond offerings may be repaid by the Authority prior to maturity. Such a repayment would require an equivalent repayment of the bond loan by CanFibre Riverside.

The Series 1997B bonds are subject to mandatory exchange for a like amount of Tax-Exempt Refunding Series 1997C bonds, in whole or in part, at any time on or prior to June 2002, at CanFibre Riverside's option and upon the occurrence of certain events.

The loan agreements are secured by a charge over all assets related to the Riverside project, including title to land, agreements, contracts, certificates, instruments and other documents related to the project.

(ii) Subordinated note payable

In July 1997, Enron provided to the trustee of the Riverside bonds a $15,000,000 letter of credit which, subject to certain conditions, the trustee can draw upon to fund specified costs. To the extent that the trustee draws on the letter of credit, the Company becomes liable for repayment of the amounts under a subordinated note with Enron. The letter of credit expires on April 30, 2000. Borrowings outstanding under the subordinated note bear interest at 14% per annum, due quarterly, with principal due quarterly beginning October 2006 with the balance due in July 2009. Under certain terms of the subordinated note, quarterly principal payments may be deferred by the Company until the next quarterly payment or upon demand by Enron with full payment due July 1, 2011. The Company has pledged CanFibre Riverside's common stock and preferred stock as security for the subordinated note. At December 31, 1999, $12,241,668 (1998 – $271,709) had been drawn on this letter of credit.

In addition to quarterly principal and interest payment requirements, the subordinated note allows for prepayments by the Company, in set incremental amounts, for a fee equal to 3% of the prepayment amount through June 2003 and 2% of the prepayment amount thereafter. The subordinated note also requires a 2% fee, calculated on an average daily balance and payable quarterly, for unused amounts of the letter of credit.

Kafus has also entered into a Deferred Payment Purchase Agreement whereby Kafus has agreed, upon demand by Enron, to purchase the Eligible Deferred Payments under the subordinated loan agreement for principal amounts due under the subordinated note payable which have been deferred by CanFibre Riverside for one year and have not been previously paid. Payments under the Deferred Payment Purchase Agreement and the Income Participation Certificate Purchase Agreement (note 9(a)(iii)) will be made in common shares of Kafus at 75% of the then current trading price.

(iii) Income participation certificate

Pursuant to the subordinated note payable with Enron, CanFibre Riverside issued 25 Units of a non-interest bearing Income Participation Certificate to Enron whereby Enron is to receive a percentage of the Riverside facility's cash flow (as defined). Each Unit represents the right to receive 1% of the Riverside facility's cash flow, after deducting certain items, beginning from the completion date of the Riverside facility (as defined in the agreement) until the later of July 1, 2009 or ten years from the completion date of the Riverside facility. CanFibre Riverside's payments to Enron under the Income Participation Certificate have been guaranteed by Kafus. Pursuant to an Income Participation Certificate Purchase Agreement, commencing on the first anniversary of the completion date of the Riverside facility, Kafus may be required by Enron to purchase the Income Participation Certificate from Enron for $12,500,000 less the net present value of any amounts previously paid to Enron by CanFibre Riverside under the certificate. Kafus may, at its option, purchase the Income Participation Certificate from Enron for $15,000,000, less the net present value of any amounts previously paid on the certificate. The exercise price is payable, at Enron's option, in cash or common shares of Kafus. The value assigned to the common shares will be equal to the current trading price of Kafus shares on the purchase date. The Income Participation Certificate was recorded on issuance at its estimated value of $12,500,000 as an additional deferred financing cost with a corresponding liability.

(b) Lackawanna bonds

(i) Series 1998 Bonds

On December 31, 1998, the Agency issued $25,000,000 in tax-exempt Series 1998 bonds and $65,000,000 in tax-exempt Series 1998 bonds (collectively the "Series 1998 Bonds"). The $25,000,000 tax-exempt bonds bear interest at 8.875% per annum payable semi-annually in arrears and mature December 1, 2013. The $65,000,000 tax-exempt bonds bear interest at 9.050% per annum payable semi-annually in arrears and mature December 1, 2025. The Agency lent all of the proceeds of the Series 1998 Bonds to CanFibre Lackawanna under an Installment Sale Agreement which bears terms equivalent to those of the Series 1998 Bonds. The Series 1998 Bonds were issued for the purpose of refunding the $87,000,000 original bonds which were previously issued to finance the construction of the Lackawanna facility and provide additional financing for construction costs. For accounting purposes, the issuance of the Series 1998 Bonds represented a modification of the original bonds and, accordingly, direct costs relating to the modification of $3,055,178 have been included in the determination of loss for the three months ended December 31, 1998.

The Series 1998 Bonds are subject to early redemption at CanFibre Lackawanna's option commencing December 2010, at redemption prices that are at a premium to the unpaid principal amount then outstanding.

9. LONG-TERM DEBT (continued)

(b) Lackawanna bonds (continued)

(i) Series 1998 Bonds (continued)

The Series 1998 Bonds require increasing annual sinking fund installments commencing in 2002. Future annual mandatory sinking fund installments on the Series 1998 Bonds for each of the fiscal years ending December 31 are as follows:

2000	$ –
2001	–
2002	1,235,000
2003	1,345,000
2004	1,470,000
Thereafter	85,950,000
	$ 90,000,000

Upon the occurrence of certain events, funds raised through the offering of the Series 1998 Bonds may be repaid by the Agency prior to maturity. Such a repayment would require an equivalent repayment by CanFibre Lackawanna under the Installment Sale Agreement.

The bonds are secured by all assets of CanFibre Lackawanna, including title to land, agreements, contracts, certificates, instruments, facility revenues, and other documents related to the Lackawanna facility.

(ii) Subordinated promissory note payable

Pursuant to agreements dated December 1, 1998 between Enron, Commerzbank and CanFibre Lackawanna, Commerzbank provided CanFibre Lackawanna with loan proceeds of $16,400,000, less prepaid interest of $1,924,805. The prepaid interest has been deferred and is being amortized on a straight line basis to December 31, 2000 being the maturity date of the Commerzbank loan. Principal repayments under the loan are to be made under an irrevocable, direct pay letter of credit issued by Enron with limited recourse to Canfibre Lackawanna. To the extent repayments utilizing the letter of credit are made by Commerzbank, an equivalent amount will be deemed to have been advanced by Enron to CanFibre Lackawanna under the terms of a Subordinated Loan Agreement. As indicated below, advances by Enron are made pursuant to a subordinated promissory note payable (note 9(b)(iii)). Since Commerzbank will make principal drawings aggregating $16,400,000 under the letter of credit, a subordinated promissory note for $16,400,000 will be payable to Enron bearing interest at 12.51% per annum accrued from the inception of the note, payable quarterly commencing March 1, 2007. Quarterly principal installments commence in March 2007 with the final payment due December 2013. Principal repayments can be deferred based on available funds within designated trust fund accounts with full payment due December 1, 2015.

(iii) Subordinated Loan Agreement

Under the Subordinated Loan Agreement between Enron and CanFibre Lackawanna, Enron has provided CanFibre Lackawanna with a $25,000,000 credit facility through the provision of three irrevocable, direct pay letters of credit and CanFibre Lackawanna has issued three secured subordinated promissory notes payable aggregating $25,000,000 to evidence its commitments under this credit facility. Two letters of credit of $1,100,000 and $3,000,000, with the ability to be increased by $4,500,000, have been transferred by Canfibre Lackawanna to the trustee to satisfy certain minimum funding requirements under the Trust Indenture. Drawings by the trustee under these two letters of credit are contingent on the availability of funds in the trust accounts to meet certain qualifying expenditure requirements. At December 31, 1999 and 1998, no drawings have been made under these two letters of credit. The third letter of credit amounting to $16,400,000 was issued to Commerzbank to repay the principal under the loan proceeds advanced to CanFibre Lackawanna (note 9(b)(ii)).

Under the Subordinated Loan Agreement, CanFibre Lackawanna is subject to a 3% to 5% commitment fee, depending on the letter of credit, calculated on an average daily balance and payable quarterly, for unused amounts of the letters of credit discussed above.

In addition, as consideration for the credit facility, Kafus issued 100,000 common shares to Enron and provided for $1,500,000 in structuring fees.

Under the terms of the Subordinated Loan Conversion Agreement between Enron and Kafus, Enron shall have the right to require Kafus to purchase any Eligible Deferred Principal, being any principal outstanding under the Subordinated Loan Agreement for which the due date has been deferred for one year by CanFibre Lackawanna, through the issuance of Kafus common shares at a purchase price equal to 75% of the then current trading price for the Kafus common shares. In addition, Enron shall have the right during the period between the completion date of the Lackawanna facility and the second anniversary to require Kafus to purchase the Eligible Conversion Principal of the subordinated loans. The Eligible Conversion Principal, as defined, effectively equals the outstanding principal obligation on the subordinated promissory notes payable elected by Enron for conversion provided such amount does not exceed 50% of the aggregate advances under the Subordinated Loan Agreement and does not exceed $7,000,000 during any consecutive 12 month period. The conversion price of the Kafus common shares for the Eligible Conversion Principal shall be equal to 85% of the then current trading price for the Kafus common shares subject to certain minimums and maximums as outlined in the agreement.

(iv) Income Participation Certificate Series 1998

In conjunction with the Subordinated Loan Agreement (note 9(b)(iii)), CanFibre Lackawanna provided Enron with 20 Units of a non-interest bearing Income Participation Certificate Series 1998 (the "Certificate") whereby Enron is to receive a percentage of the Lackawanna facility's cash flows. Each Unit represents a right to receive a 5% share of the distributions to be made under the Certificate subject to an annual maximum amount of $2,000,000. The amounts to be distributed to the holder of this Certificate and Preferred Interest in CanFibre Lackawanna (note 12) shall be in respective portions of 20/27 and 7/27 of the Lackawanna facility's cash flows (as defined) for each year. Cash flow distributions shall commence upon the completion of the Lackawanna facility (as defined in the agreement) and continue for 12 years thereafter. Any cumulative shortfall on annual payments bear interest at 14%. Payments made under the Certificate have been guaranteed by Kafus.

Under an Income Participation Certificate Purchase Agreement between Kafus and Enron, commencing on the first anniversary of the completion date of the Lackawanna facility, Kafus may be required by Enron to purchase the Certificate and Kafus may, at its option, purchase the Certificate for $11,000,000, less the net present value of any amounts previously paid to Enron under the Certificate. The exercise price is payable at Enron's option in cash or common shares of Kafus. The purchase price of the common shares shall be equal to the then current trading price.

The Certificate was recorded on issuance at its estimated value of $11,000,000 as an additional deferred financing cost with a corresponding liability.

(c) Repayment schedule

Required principal repayments over the next five years assuming Enron exercises its put options under the Riverside and Lackawanna income participation certificates at the first available put date, are as follows:

2000	$ 42,661
2001	12,542,661
2002	14,677,661
2003	3,787,661
2004	3,870,000
Thereafter	192,391,669

10. NOTES PAYABLE TO KAFUS INDUSTRIES LTD.

	1999	1998
Subordinated promissory note payable, including accrued interest of $2,188,680 (1998 – $1,020,000) (a)	$ 12,188,680	$ 11,020,000
Promissory note payable, including accrued interest of $389,599 (1998 – $nil) (b)	7,626,402	7,236,803
	$ 19,815,082	**$ 18,256,803**

(a) Subordinated promissory note payable

On December 31, 1997, Enron and the Company entered into an agreement to amend the terms of a consulting service contract in exchange for a subordinated convertible promissory note (the "Subordinated Promissory Note") made by the Company and payable to Enron in the amount of $10,000,000. As at December 31, 1998, Kafus, Enron and the Company agreed to the assignment of the Subordinated Promissory Note from the Company to Kafus and the Company became obligated to Kafus for the remaining term of the Subordinated Promissory Note. The Subordinated Promissory Note bears interest at 10.20% per annum, compounded annually, and is due on December 31, 2003. During the year ended December 31, 1999, the Company was charged interest of $1,168,680 (three months ended December 31, 1998 – $nil; year ended September 30, 1998 – $nil) by Kafus. At the Company's option, the Subordinated Promissory Note may be prepaid in full upon 30 days notice. The Subordinated Promissory Note is subordinated to obligations due to any bank, insurance company or other financial institution by the Company. Kafus has the option to convert the outstanding principal amount of the Subordinated Promissory Note into the right to receive from the Company an amount equal to 5% of the available cash flow, as defined, from the Company and its subsidiaries from the time of conversion until July 31, 2007.

(b) Promissory note payable:

Effective December 31, 1998, the Company issued a promissory note payable for $7,236,803 to Kafus bearing interest at prime calculated at the beginning of each year, compounded annually and maturing on December 31, 2001. The Note was issued in settlement of charges for structuring fees, project development costs, development fees and working capital requirements relating primarily to the Lackawanna project, including a development fee of $3,000,000 charged by Kafus on the Lackawanna project. During the year ended December 31, 1999, the Company was charged interest of $389,599 (three months ended December 31, 1998 – $nil; year ended September 30, 1998 – $nil) by Kafus.

11. DEFERRED CREDIT

In 1998, CanFibre Riverside entered into a series of forward delivery agreements with financial institutions to hedge its exposure to interest rate fluctuations on two funds held by the trustee. Under these agreements, CanFibre Riverside received a lump sum fee of $5,765,884 as consideration for the future interest earnings potential on certain funds held in trust. In 1999, CanFibre Lackawanna entered into a similar arrangement and received payments aggregating $3,586,800. The proceeds from these forward delivery arrangements have been recorded as a deferred credit and are being amortized on a yield basis over the life of the forward delivery agreements. During the year ended December 31, 1999, amortization of $464,069 (three months ended December 31, 1998 – $nil) was recognized of which $342,041 has been credited against interest capitalized to construction-in-progress.

12. NON-CONTROLLING INTERESTS

			1999	1998
	Equity investment	Allocation of loss	Net non-controlling interest	Net non-controlling interest
Redeemable preference shares in CanFibre of Riverside, Inc. (a)	$ 4,000,000	$ –	$ 4,000,000	$ 4,000,000
Preferred equity interest in CanFibre of Lackawanna LLC (b)	9,500,000	(331,631)	9,168,369	9,500,000
	$ 13,500,000	$ (331,631)	$ 13,168,369	$ 13,500,000

(a) CanFibre Riverside

The Series A preference shares in CanFibre Riverside of $4,000,000 bear interest at 5% per annum and are subject to mandatory redemption on June 1, 2020. Dividends were payable in shares of Series B redeemable preferred stock in CanFibre Riverside at the liquidation value of $1,000 per share until July 1999, and subsequently in cash. The Series A preference shares are convertible at the holder's option into common shares of CanFibre Riverside commencing after June 1, 2004 at the rate of five common shares of CanFibre Riverside for each Series A preferred share. The conversion rate is subject to certain adjustments in instances of significant changes in the structure and/or ownership of the Company and its subsidiaries.

(b) CanFibre Lackawanna

Pursuant to the Equity Subscription Agreement dated December 31, 1998, HSB Engineering acquired the Preferred Equity Interest in CanFibre Lackawanna for consideration equal to a $9,500,000 promissory note (note 3). The Preferred Interest holder in CanFibre Lackawanna is entitled to a percentage of the CanFibre Lackawanna's annual cash flows (as defined) to a maximum of $700,000 per annum and receives a preferential allocation of 90% of depreciation deductions and 12.5% of net loss amounts (as defined) as provided for under the Amended and Restated Limited Liability Company Agreement of CanFibre Lackawanna. The distributions shall commence upon the completion of the Lackawanna facility and continue for twelve years thereafter.

Under an Option Agreement dated December 31, 1998 between Kafus and HSB Engineering, HSB Engineering has a put option and Kafus has a call option whereby Kafus could be required to purchase HSB Engineering's Preferred Equity Interest in CanFibre Lackawanna at anytime after the completion date of the Lackawanna facility and prior to the twelfth anniversary of completion date with the exception that the put option will commence one year after the completion date. Under the call option and put option, the exercise price shall be equal to the greater of (i) the tax amount payable by HSB Engineering as a result of the sale of its Preferred Equity Interest and (ii) the amount of HSB Engineering's capital contributions plus an amount sufficient to provide HSB Engineering with an after tax internal rate of return of 37% for the call option and an after tax internal rate of return of 33.5% for the put option.

On the exercise of the put or call option, up to the lesser of (i) 50% of the put or call price, as applicable, and (ii) $9,500,000 may be paid in common shares of Kafus at the option of HSB Engineering. If the put or call option is exercised prior to the third anniversary date of the completion of the Lackawanna facility, the conversion price shall be equal to 85% of the then current trading price for such common shares subject to minimums and maximums as outlined in the agreement. If the put or call option is exercised after the third anniversary, the conversion price shall be a price equal to 85% of the then current trading price.

In conjunction with HSB Engineering's equity financing, CanFibre Lackawanna paid HSB Engineering $500,000 in structuring fees and an engineering due diligence fee of $50,000.

13. SHARE CAPITAL

(a) Authorized

Authorized share capital consists of an unlimited number of voting common shares without par value, and an unlimited number of specific shares issuable in series. As at December 31, 1999 the Company had authorized the following series of special shares:

(i) Series I Preference shares, non-voting, 8%, cumulative, convertible, redeemable.
(ii) Series II Preference shares, $1,000 par value, non-voting, 7%, non-cumulative, convertible, redeemable.
(iii) Series III Preference shares, $1,000 par value, non-voting, 7%, non-cumulative, convertible, redeemable.
(iv) Series IV Preference shares, $1,000 par value, non-voting, 7%, non-cumulative, convertible, redeemable.
(v) Series V Preference shares, $1,000 par value, non-voting, 7%, non-cumulative, convertible, redeemable.
(vi) Series A Preference shares, $0.01 per share, 5% convertible, redeemable, in CanFibre Riverside (note 12(a)).

13. SHARE CAPITAL (continued)

(b) Issued

	Number or Shares	Assigned Value
Common shares:		
Balance as at September 30, 1997	36,623,585	$ 31,780,322
Issued for cash on exercise of options	100,000	93,942
Balance as at September 30, 1998 and December 31, 1998	36,723,585	31,874,264
Issued for cash on exercise of options	374,000	342,510
Balance as at December 31, 1999	**37,097,585**	**$ 32,216,774**

(c) Stock options

The Company has a stock option plan which allows the Company, at the discretion of the Board of Directors, to issue options to employees, directors and consultants to purchase common shares of the Company. The exercise price of the options is equal to the market value of the underlying common shares on the date of grant. The stock options expire at various periods ranging from five to ten years and have vesting periods as determined by the Company. At December 31, 1999, all options granted have vested.

The following summarizes changes in stock options for the last three reporting periods:

	Year Ended December 31, **1999**		Three Months Ended December 31, **1998**		Year Ended September 30, **1998**	
	Weighted Average		Weighted Average		Weighted Average	
	Shares	Exercise Price (Cdn)	Shares	Exercise Price (Cdn)	Shares	Exercise Price (Cdn)
Outstanding, beginning of period	3,193,300	$ 1.98	3,193,300	$ 1.98	3,470,000	$ 2.09
Granted	736,000	2.61	–	–	100,000	2.00
Exercised	(374,000)	1.35	–	–	(100,000)	1.30
Forfeited	(25,000)	(2.00)	–	–	(276,700)	(2.96)
Outstanding, end of period	3,530,300	$ 2.17	3,193,300	$ 1.98	3,193,300	$ 1.98
Options exercisable, end of period	3,530,300	$ 2.17	3,193,300	$ 1.98	3,193,300	$ 1.98

The following table summarizes information about stock options outstanding at December 31, 1999:

Range of exercise prices (Cdn)	Number outstanding at December 31, 1999 (Cdn)	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price (Cdn)
$1.25 to $1.99	1,699,000	6.07	$ 1.36
$2.00 to $2.99	1,081,000	8.35	2.36
$3.00 to $3.99	255,000	2.59	3.20
$4.00 to $4.15	495,300	4.54	4.00
$1.25 to $4.15	3,530,300	6.30	$ 2.17

14. CONTINGENCIES

(a) HSB Group, Inc.

Effective December 31, 1998, HSB Group, Inc. ("HSB Group") issued a $3,000,000 irrevocable letter of credit, expiring January 31, 2001, in favour of Kafus which was transferred to the trustee of the Lackawanna facility to fulfill CanFibre Lackawanna's funding requirements. Drawings by the trustee under this letter of credit is contingent on the availability of funds required to meet qualifying expenditures. In exchange for the letter of credit, Kafus issued a Secured Note in the amount of the lesser of $3,000,000 or the amounts drawn under the letter of credit, which Secured Note bears interest on the outstanding balance at 15% per annum compounded monthly with principal and interest due on December 31, 2000. Kafus is required to pay an annual commitment fee of 3.4% of the average daily unused amounts under the letter of credit. The Secured Note is secured by the pledge of Kafus common shares with a minimum fair value of $5,000,000 by a shareholder of Kafus. In conjunction with HSB Group's financing, Kafus issued 75,000 common shares to HSB Group as a structuring fee.

At December 31, 1999 and 1998, no amounts were outstanding under the letter of credit or the Secured Note.

(b) Stone & Webster

Pursuant to a Standby Equity Subscription Agreement dated December 31, 1998 between Stone & Webster Development Corporation ("SWDC") and CanFibre Lackawanna, SWDC issued a $3,500,000 irrevocable letter of credit, expiring January 31, 2001, in favour of the trustee of the Lackawanna project to fulfill CanFibre Lackawanna's funding requirements. Drawings by the trustee under this letter of credit are contingent on the availability of funds required to meet qualifying expenditures. In exchange for the letter of credit, CanFibre Lackawanna has granted SWDC an equity interest in the Junior Preference Interest of CanFibre Lackawanna for the actual drawings up to $3,500,000 under the letter of credit. The Junior Preference Interest holder is entitled to cumulative dividends at 10% per annum.

Under a Junior Preference Interest Conversion Agreement dated December 31, 1998 between SWDC and the Company, the holder of the Junior Preference Interest will have the right, at any time on or after the third anniversary of the completion date of the Lackawanna facility, to convert such Junior Preference Interest into common shares of the Company at a price equal to the then current trading price for the Company's common shares. The Junior Preference Interest can be purchased by the Company at any time for a cash payment equal to SWDC's invested capital plus a 10% rate of return. At December 31, 1999 and 1998, no amounts were outstanding under the letter of credit and accordingly, no Junior Preference Interest of CanFibre Lackawanna has been granted.

(c) Dieffenbacher Panel Production Systems GmbH

In February 1999, Dieffenbacher Panel Production Systems GmbH ("Dieffenbacher") provided a $750,000 letter of credit on behalf of CanFibre Lackawanna. In turn, CanFibre Lackawanna agreed to purchase certain equipment for the Lackawanna facility from Dieffenbacher at market prices. Drawings under the letter of credit are to be used for construction and related expenditures of the Lackawanna facility. The letter of credit expires January 2001. As at December 31, 1999, no amounts were outstanding under the letter of credit.

(d) Legal actions

(i) The Company and CanFibre Riverside are currently pursuing an action against SWEC relating to the Riverside facility. In the Company's opinion, SWEC has failed to meet its performance criteria and obligations under the construction contract and accordingly has assessed and recorded penalties to SWEC totaling approximately $3.5 million pursuant to the construction contract. SWEC claims that it has met all performance criteria and is not liable under the contract for either the penalties or the lump sum penalty payment of $17.5 million due on January 18, 2000. SWEC is also seeking damages through arbitration of up to $8.0 million for breach of contract and additional costs as a result of alleged changes made to the project by the Company, and is requesting that the Company pay all outstanding construction and retainage payable amounts. CanFibre Riverside has commenced arbitration proceedings against SWEC in order to pursue its claims in excess of $45 million. The Company believes that it will ultimately prevail in its claims against SWEC, however, the actions by the Company and SWEC are in the preliminary stage and the outcome and amounts are not determinable. In the Company's opinion, the action by SWEC has no merit and the Company will successfully defend itself against the action. Accordingly, no amount has been recorded with respect to the action against the Company.

(ii) Apollo Wood Recovery, Inc. ("Apollo"), a major supplier of waste wood has commenced arbitration against CanFibre Riverside and CanFibre U.S., Inc. seeking arbitration of certain claims by Apollo under a waste wood supply agreement between Apollo and CanFibre Riverside and certain agreements and alleged agreements between Apollo and CanFibre U.S., Inc. The action centres around the claim by Apollo that its method of calculating the amounts payable to Apollo under the contracts differs from that of CanFibre Riverside. If arbitration results in a new method of calculating the payments, this could have an impact on whether the Riverside MDF facility is a solid waste disposal facility for purposes of the tax exemption of interest on the Riverside Series 1997A Bonds. CanFibre Riverside believes that this arbitration is without merit as Apollo's position is contradicted by the express language of the contracts and the written certification made by Apollo to the counsel of the Series 1997A Bonds in connection with their issue.

(e) Year 2000

The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. Although the change in date has occurred, the Company is in the start-up phase and it is not possible to be certain that all aspects of the Year 2000 issue affecting the Company, including those related to the efforts of customers, suppliers or other third parties, will be fully resolved.

15. COMMITMENTS

(a) Management and development fee agreements

The Company has entered into a management agreement dated December 1, 1994 as subsequently amended and restated on August 17, 1998 to clarify the terms of the original agreement, with a company controlled by a director of Kafus for an initial term of ten years expiring on November 30, 2004, with an option to renew for a further ten years. The management agreement provides for a management fee to be negotiated and agreed to between the respective parties. The Company has also agreed to pay an annual fee of 10% of the consolidated adjusted pre-tax net income (as defined) of the Company.

By agreement dated December 1, 1994, as subsequently amended and restated on August 17, 1998 to clarify the terms of the original agreement, the Company has also committed to pay this related company, for a period of ten years, a development fee of 10% of consolidated adjusted net pre-tax income (as defined). The term of this agreement will commence upon the termination of the above management agreement, providing that if the first manufacturing plant is not generating operational income at the time of termination of the management agreement, the commencement date of the ten year period shall be deferred until the first day following the fiscal year end of the Company during which the Company begins to generate operational income from the first manufacturing plant.

Effective December 31, 1998, pursuant to an Asset Purchase Agreement between the related company and Kafus, Kafus acquired the above management and development fee agreements including the rights and responsibilities thereunder. The management services previously provided by the related company will be provided by and compensation will be paid to Kafus. All other terms remain unchanged.

(b) Employment agreement

The Company has entered into an employment agreement dated December 1, 1994 with a director and officer of the Company for an initial term of five years, with an option to renew for a further five years. The agreement provided for a monthly salary and an annual bonus of 2% of the consolidated net pre-tax income (as defined) of the Company. The terms of the five year renewal option are currently being renegotiated.

(c) Agency agreement

The Company entered into an agency agreement dated December 1, 1994 with a private company wholly-owned by a director of the Company (the "Agent") for a term of five years with an option for a five year extension term upon mutual agreement. The agreement provided for the assistance and advice of the Agent in the identification and development of agreements with commercial partners, leading to the completion of contractual agreements for the supply of acceptable waste wood fibre to one or more of the Company's plants to be located within North America. The Company was required to pay a one-time fee of $150,000 for development of raw material supply contracts to the Agent. The Company had committed to pay the Agent a commission of $1.00 per ton of waste wood fibre to be delivered to the Company's plant(s) for a period of ten years. On December 14, 1999, the Company and the Agent amended the Agency agreement. The amended agreement requires only a further one time payment of $50,000 and $3,000 per month for consulting services until February 28, 2003.

(d) Contractual commitments

CanFibre Riverside has entered into an agreement with Enron for the purchase of electricity and two agreements with other parties for the purchase of waste wood supply, all having ten year terms, for its MDF facility. Similarly, CanFibre Lackawanna has entered into an agreement for the purchase of electricity for a term ending in July 2008 and two separate agreements for the purchase of waste wood supply for a ten year term. CanFibre Lackawanna has entered into an agreement with a gas service equipment provider which requires the Company to pay a gas transportation service fee of $89,000 annually for a period of five years. CanFibre Riverside and CanFibre Lackawanna have also entered into agreements to sell their annual production for periods of 20 years subsequent to completion of their respective facilities.

(e) Leases

The Company and its subsidiaries are committed to the following lease obligations:

2000	$	86,010
2001		53,751
2002		22,396
	$	**162,157**

(f) Forintek license

On December 1, 1997, the Company entered into a head license agreement with Forintek Canada Corp. ("Forintek") entitling it to the use of certain technology rights in the production process of its MDF plants for a term of 15 years. Under the Agreement, the Company is required to pay Cdn. $75,000 in annual maintenance fees and Cdn. $500,000 royalty fee for each capital asset that incorporates the use of this technology. For each maintenance fee payment, Cdn. $50,000 shall be creditable against future royalties due.

On April 15, 1999, the Company entered into an agreement with Forintek for a world-wide license entitling it to use certain technology rights and patents relating to the production of particle board. The payment terms are similar to those of the MDF technology license described above.

(g) Services agreement

The Company has entered into a service agreement dated August 31, 1992 as subsequently amended and restated December 1, 1994 with a company controlled by a director of Hyaton Organics Inc., a subsidiary of Kafus, for an initial term of five years expiring August 31, 1997 and automatically renewed for successive five year terms. The agreement provides for a service fee of $1,500 per month to supply and/or manage environmental services on behalf of the Company. The Company has also agreed to pay an annual fee of one percent of the consolidated net pre-tax income of the Company (as defined).

16. INCOME TAXES

The Company and its subsidiaries have approximately $5,600,000 of non-capital losses carried forward available to reduce future years' taxable income until 2006 in its Canadian operations. Subsidiaries of the Company also have approximately $15,200,000 of net operating loss carried forward available until 2018 to reduce future years' taxable income in its U.S. operations. The benefit of these available loss carry forwards has not been recorded in the accounts.

17. FINANCIAL INSTRUMENTS:

(a) Fair value

The fair values of financial instruments included in current assets and liabilities (excluding payables to related parties) are estimated to equal their carrying values due to their ability for prompt liquidation or the short-term to their settlement. Although it is restricted as to use, the fair value of restricted cash is also currently estimated to be equal to its carrying value due to the form in which the funds are held.

The fair value of the investment is set out in note 6.

The fair value of amounts payable and notes payable to related parties cannot be reasonably estimated due to the nature of the amounts due, the relationship between the related parties and the Company, and the lack of a ready market for the related party obligations.

The fair value of the Riverside and Lackawanna bonds has been estimated by management to not be materially different from their carrying values as they do not believe there has been any significant change in the risk or return profile on the bonds since the date of their issuance. The fair value of the other indebtedness is not reasonably and practically determinable given the unique project financing nature of the indebtedness, Enron's other business relationships with the Company, and the lack of a ready public market for such financing arrangements.

(b) Interest rate risk

Terms of outstanding long-term debt are disclosed in note 9. As indebtedness bears interest at fixed rates, no material interest rate risk exists.

(c) Currency fluctuation risk

The Company has not entered into any foreign exchange contracts to minimize or mitigate the effects of foreign exchange fluctuations on the Company's operations or these financial statements. However, as the majority of assets and liabilities are located in the United States and originally denominated in U.S. dollars, management believes any significant foreign currency fluctuation risk is mitigated.

CORPORATE INFORMATION

DIRECTORS & OFFICERS

Christopher D. Carl
President, CEO and Director

Michael A. McCabe
Chairman of the Board

Garry Lavold
Senior Vice-President
Engineering

Lynda J. Murdock
Senior Vice-President,
Taxation, Audit & Accounting

Gordon Clough
Vice-President,
Sales & Marketing

Richard C. Dowd
Chief Financial Officer

Fiama C. Walker
Corporate Secretary

Rochelle Pires
Controller

George DeCristoforo
Director

Dayl Crow
Director

Ross A. Drane
Director

Andrew Schwab
Director

THE CANFIBRE GROUP LTD.

Head Office
Suite 1501, 8 King Street East
Toronto, Ontario
M5C 1B5
Tel: 416-681-9990
Fax: 416-681-9992

CanFibre US, Inc.
Garry D. Lavold,
Senior Vice-President
Suite 101 – 1451 Quail Street
Newport Beach, California
92660
Tel: 949-757-4657
Fax: 949-757-4660

SALES OFFICES:

Timber Products Company
Jerry Singer,
Industrial Sales Representative
Tel: 877-773-3427
Fax: 541-744-5443

CANFIBRE OF RIVERSIDE, INC.

1755 Brown Avenue,
Riverside, California
92509
Tel: 909-682-8500
Fax: 909-682-5004

CANFIBRE OF LACKAWANNA LLC.,

15 Steelawanna Avenue,
Lackawanna, NY
14218
Tel: 716-827-3008
Fax: 716-827-3009

MARKETING OFFICE

David P. Saltman,
Vice-President of Marketing
Tel: 760-633-4380
Fax: 760-633-4386

SHARES LISTED

Canadian Dealing Network, Toronto
Trading Symbol: CFGL

CANADIAN LEGAL COUNSEL

Clark Wilson
HongKong Bank of Canada Building
800-885 West Georgia Street
Vancouver, B.C. V6C 3H1
Tel: 604-687-5700
Fax: 604-687-6314

AUDITORS

KPMG LLP
777 Dunsmuir Street
P.O. Box 10426 Pacific Centre
Vancouver, B.C. V7Y 1K3

INVESTOR RELATIONS & WEBSITE INQUIRIES

1-888-333-5377
CanFibre: 416-681-9990
Email: canfibre@direct.ca
www.canfibre.com

TRANSFER AGENT

Montreal Trust Company of Canada
510 Burrard Street
Vancouver, B.C. V6C 3B9
Tel: 604-661-9400
Fax: 604-669-1548

CUSIP NO.

13753R102

Design: 52 Pick-up Inc., Toronto Printing: Quebecor Merrill Canada Inc.


"Diverting waste wood away from landfills
to help keep trees where they belong."

MDF

CanFibre